SECURITIES AND EXCHANGE COMMISSION

[Release No. IC-31648; File No. 812-14206]

The RBB Fund, Inc., et al.; Notice of Application

May 27, 2015

Agency: Securities and Exchange Commission ("Commission").

Action: Notice of application pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the "1940 Act"), seeking exemptions from Sections 9(a), 13(a), 15(a) and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder.

Applicants: The RBB Fund, Inc. (the "Company"), Matson Money, Inc. ("Matson") and Summit Global Investments, LLC ("Summit" and, collectively with the Company and Matson, the "Applicants").

Summary of Application: Applicants request an order granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder, in cases where a life insurance separate account supporting variable life insurance contracts ("VLI Accounts") holds shares of an existing portfolio of the Company that is designed to be sold to VLI Accounts or VA Accounts (as defined below) for which Matson, Summit or any of their affiliates, may serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor ("Existing Fund") or "Future Fund" [1] (any Existing Fund or Future Fund is referred to herein as a "Fund" and collectively, the "Funds"), and one or more of the following other types of investors also hold shares of the Funds: (i) any life insurance company separate

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[1] As used herein, a "Future Fund" is any investment portfolio or series thereof of the Company, other than an Existing Fund, designed to be sold to VA Accounts and/or VLI Accounts and to which Matson, Summit or their affiliates may in the future serve as investment adviser, sub-adviser, manager, administrator, principal underwriter or sponsor.

account supporting variable annuity contracts ("VA Accounts") and any VLI Account; (ii) trustees of qualified group pension or group retirement plans outside the separate account context ("Qualified Plans"); (iii) the investment adviser or any subadviser to a Fund or affiliated persons of the adviser or subadviser (representing seed money investments in a Fund) ("Advisers"); and (iv) any general account of an insurance company depositor of VA Accounts and/or VLI Accounts ("General Accounts").

Filing Date: The application was filed on August 30, 2013, and amended and restated on September 25, 2014, and May 13, 2015.

Hearing or Notification of Hearing: An order granting the application will be issued unless the Commission orders a hearing. Interested persons may request a hearing by writing to the Secretary of the Commission and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the Commission by 5:30 p.m. on June 22, 2015, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a certificate of service. Hearing requests should state the nature of the writer's interest, the reason for the request, and the issues contested. Persons may request notification of a hearing by writing to the Secretary of the Commission.

Addresses: Secretary, Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090. Applicants: The RBB Fund, Inc. c/o Mary Jo Reilly, Esq., Drinker Biddle & Reath LLP, One Logan Square, Ste. 2000, Philadelphia, PA, 19103-6996; Mark E. Matson, Matson Money, Inc., 5955 Deerfield Blvd., Mason, OH 45040; and David Harden, Summit Global Investments, LLC, 620 South Main St., Bountiful, UT, 84010.

For Further Information Contact: Sonny Oh, Senior Counsel, or Joyce M. Pickholz, Branch Chief, Disclosure Review Office (Insured Investments), Division of Investment Management at (202) 551-6795.

Supplementary Information: The following is a summary of the application. The complete application may be obtained via the Commission's Web site by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search.htm, or by calling (202) 551-8090.

Applicants' Representations:

1.   The Company was organized as a Maryland corporation on February 29, 1988 and is registered under the 1940 Act as an open-end management investment company (Reg. File No. 811-5518). The Company is a series investment company as defined by Rule 18f-2 under the 1940 Act and is currently comprised of twenty-three portfolios managed by ten different investment advisers, six sub-advisers and seven commodity trading sub-advisers hereinafter collectively, (the "investment advisers"). The investment advisers may or may not be affiliated with each other. None of the current investment advisers are affiliated with the Company. Each portfolio pursues its own investment strategy and is liable for its own expenses. However, the combination of multiple portfolios managed by multiple investment advisers into a single registered investment company allows the portfolios to share a single Board of Directors ("Board"), as well as common officers, fund counsel, custodian and other service providers. Expenses common to one or more portfolios can be shared by those portfolios, thus allowing the portfolios to realize economies of scale and reduce operating expenses. The Company may establish additional portfolios and classes of shares of each portfolio in the future. Shares of the Funds will not be offered to the general public.

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2.   Matson currently serves as the investment adviser to six portfolios of the Company, including the Existing Funds. It is anticipated that Matson will also serve as the Adviser to one or more of the Future Funds, subject to the authority of the Board. Matson is registered as an investment adviser under the Investment Advisers Act of 1940 Act ("Advisers Act").

3.   Summit currently serves as the investment adviser to one portfolio of the Company. It is anticipated that Summit will serve as the Adviser to one or more of the Funds, subject to the authority of the Board. Summit is registered as an investment adviser under the Advisers Act.

4.   The Funds propose to, and other Funds may in the future propose to, offer and sell their shares to VLI and VA Accounts of affiliated and unaffiliated life insurance companies ("Participating Insurance Companies") to serve as investment media to support variable life insurance contracts (VLI Contracts") and variable annuity contracts ("VA Contacts") (VLI Contracts and VA Contracts together, "Variable Contracts") issued through such accounts respectively, VLI Accounts and VA Accounts (VLI Accounts and VA Accounts together, "Separate Accounts").   Each Separate Account is or will be established as a segregated asset account by a Participating Insurance Company pursuant to the insurance law of the insurance company's state of domicile. Presently, TIAA-CREF Life Insurance Company is the only Participating Insurance Company.

5.   The Funds will sell their shares to Separate Accounts only if each Participating Insurance Company sponsoring such a Separate Account enters into a participation agreement with the Funds. The participation agreements define or will define the relationship between each Fund and each Participating Insurance Company and memorialize or will memorialize, among

other matters, the fact that, except where the agreement specifically provides otherwise, the Participating Insurance Company will remain responsible for establishing and maintaining any Separate Account covered by the agreement and for complying with all applicable requirements of state and federal law pertaining to such accounts and to the sale and distribution of Variable Contracts issued through such Separate Accounts. The role of the Funds under this arrangement, with regard to the federal securities laws, will consist of offering and selling shares of the Funds to the Separate Accounts and fulfilling any conditions that the Commission may impose in granting the requested order.

6. The use of a common management investment company (or investment portfolio thereof) as an investment medium for both VLI Accounts and VA Accounts of the same Participating Insurance Company, or of two or more insurance companies that are affiliated persons of each other, is referred to herein as "mixed funding." The use of a common management investment company (or investment portfolio thereof) as an investment medium for VLI Accounts and/or VA Accounts of two or more Participating Insurance Companies that are not affiliated persons of each other is referred to herein as "shared funding."

7. Applicants propose that the Funds may offer their shares directly to Qualified Plans, Advisers, and the General Accounts of a Participating Insurance Company.

8. The use of a common management investment company (or investment portfolio thereof) as an investment medium for Separate Accounts, Qualified Plans, Advisers and General Accounts is referred to herein as "extended mixed funding."

Applicants' Legal Analysis:

1. Section 9(a)(3) of the 1940 Act makes it unlawful for any company to serve as an investment adviser or principal underwriter of any investment company, including a unit

investment trust, if an affiliated person of that company is subject to disqualification enumerated in Section 9(a)(1) or (2) of the 1940 Act. Sections 13(a), 15(a), and 15(b) of the 1940 Act have been deemed by the Commission to require "pass-through" voting with respect to an underlying investment company's shares.

2.   Rules 6e-2(b)(15) and 6e-3(T)(b)(15) under the 1940 Act provide partial exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act to VLI Accounts supporting certain VLI Contracts and to their life insurance company depositors under limited circumstances, as described in the application. VLI Accounts, their depositors and their principal underwriters may not rely on the exemptions provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15) if shares of the Fund are held by a VLI Account through which certain VLI Contracts are issued, a VLI Account of an unaffiliated Participating Insurance Company, an unaffiliated Adviser, any VA Account, a Qualified Plan or a General Account. Accordingly, Applicants request an order of the Commission granting exemptions from Sections 9(a), 13(a), 15(a), and 15(b) of the 1940 Act and Rules 6e-2(b)(15) and 6e-3(T)(b)(15) thereunder in cases where a scheduled premium VLI Account holds shares of a Fund and one or more of the following types of investors also hold Shares of the Funds: (i) VA Accounts and VLI Accounts (supporting scheduled premium or flexible premium VLI Contracts) of affiliated and unaffiliated Participating Insurance Companies; (ii) Qualified Plans; (iii) Advisers; and/or (iv) General Accounts.

3.   Applicants maintain that there is no policy reason for the sale of Fund Shares to Qualified Plans, Advisers or General Accounts to prohibit or otherwise limit a Participating Insurance Company from relying on the relief provided by Rules 6e-2(b)(15) and 6e-3(T)(b)(15). Nonetheless, Rule 6e-2 and Rule 6e-3(T) each specifically provides that the relief granted thereunder is available only where shares of the underlying fund are offered exclusively to

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insurance company separate accounts. In this regard, Applicants request exemptive relief to the extent necessary to permit shares of the Funds to be sold to Qualified Plans, Advisers and General Accounts while allowing Participating Insurance Companies and their Separate Accounts to enjoy the benefits of the relief granted under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15). Applicants note that if the Funds were to sell their shares only to Qualified Plans, exemptive relief under Rule 6e-2 and Rule 6e-3(T) would not be necessary. The relief provided for under Rule 6e-2(b)(15) and Rule 6e-3(T)(b)(15) does not relate to Qualified Plans, Advisers or General Accounts or to a registered investment company's ability to sell its shares to such purchasers.

4.   Applicants are not aware of any reason for excluding separate accounts and investment companies engaged in shared funding from the exemptive relief provided under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), or for excluding separate accounts and investment companies engaged in mixed funding from the exemptive relief provided under Rule 6e-2(b)(15). Similarly, Applicants are not aware of any reason for excluding Participating Insurance Companies from the exemptive relief requested because the Funds may also sell their shares to Qualified Plans, Advisers and General Accounts. Rather, Applicants submit that the proposed sale of shares of the Funds to these purchasers may allow for the development of larger pools of assets resulting in the potential for greater investment and diversification opportunities, and for decreased expenses at higher asset levels resulting in greater cost efficiencies.

5.   For the reasons explained below, Applicants have concluded that investment by Qualified Plans, Advisers and General Accounts in the Funds should not increase the risk of material irreconcilable conflicts between owners of VLI Contracts and other types of investors or between owners of VLI Contracts issued by unaffiliated Participating Insurance Companies.

6. Consistent with the Commission's authority under Section 6(c) of the 1940 Act to grant exemptive orders to a class or classes of persons and transactions, Applicants request exemptions for a class consisting of Participating Insurance Companies and their separate accounts investing in Existing and Future Funds of the Company, as well as their principal underwriters.

7. Section 6(c) of the 1940 Act provides, in part, that the Commission, by order upon application, may conditionally or unconditionally exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision or provisions of the 1940 Act, or any rule or regulation thereunder, if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act. Applicants submit that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

8. Section 9(a)(3) of the 1940 Act provides, among other things, that it is unlawful for any company to serve as investment adviser or principal underwriter of any registered open-end investment company if an affiliated person of that company is subject to a disqualification enumerated in Sections 9(a)(1) or (2). Rules 6e-2(b)(15)(i) and (ii) and Rules 6e-3(T)(b)(15)(i) and (ii) under the 1940 Act provide exemptions from Section 9(a) under certain circumstances, subject to the limitations discussed above on mixed funding, extended mixed funding and shared funding. These exemptions limit the application of the eligibility restrictions to affiliated individuals or companies that directly participate in management or administration of the underlying investment company.

9. Rules 6e-2(b)(15)(iii) and 6e-3(T)(b)(15)(iii) under the 1940 Act provide exemptions from pass-through voting requirements with respect to several significant matters, assuming the limitations on mixed funding, extended mixed funding and shared funding are observed. Rules 6e-2(b)(15)(iii)(A) and 6e-3(T)(b)(15)(iii)(A) provide that the insurance company may disregard the voting instructions of its variable life insurance contract owners with respect to the investments of an underlying investment company, or any contract between such an investment company and its investment adviser, when required to do so by an insurance regulatory authority (subject to the provisions of paragraphs (b)(5)(i) and (b)(7)(ii)(A) of Rules 6e-2 and 6e-3(T)). Rules 6e-2(b)(15)(iii)(B) and 6e-3(T)(b)(15)(iii)(A)(2) provide that an insurance company may disregard the voting instructions of owners of its variable life insurance contracts if such owners initiate any change in an underlying investment company's investment policies, principal underwriter or any investment adviser (provided that disregarding such voting instructions is reasonable and subject to the other provisions of paragraphs (b)(5)(ii), (b)(7)(ii)(B) and (b)(7)(ii)(C) of Rules 6e-2 and 6e-3(T)).

10. Applicants represent that the sale of Fund shares to Qualified Plans, Advisers or General Accounts will not have any impact on the exemptions requested herein regarding the disregard of pass-through voting rights. Shares sold to Qualified Plans will be held by such Qualified Plans. The exercise of voting rights by Qualified Plans, whether by trustees, participants, beneficiaries, or investment managers engaged by the Qualified Plans, does not raise the type of issues respecting disregard of voting rights that are raised by VLI Accounts. With respect to Qualified Plans, which are not registered as investment companies under the 1940 Act, there is no requirement to pass through voting rights to Qualified Plan participants. Indeed, to the contrary, applicable law expressly reserves voting rights associated with Qualified

Plan assets to certain specified persons.

11.   Similarly, Advisers and General Accounts are not subject to any pass-through voting rights. Accordingly, unlike the circumstances surrounding Separate Account investments in shares of the Funds, the issue of the resolution of any material irreconcilable conflicts with respect to voting is not present with respect to Advisers or General Accounts of Participating Insurance Companies.

12.   Applicants recognize that the prohibitions on mixed and shared funding might reflect concern regarding possible different investment motivations among investors. When Rule 6e-2 was first adopted, variable annuity separate accounts could invest in mutual funds whose shares were also offered to the general public. However, now, under the Internal Revenue Code of 1986 (the "Code"), any underlying fund, including the Funds, that sells shares to VA Accounts or VLI Accounts, would, in effect, be precluded from also selling its shares to the public. Consequently, the Funds may not sell their shares to the public.

13.   Applicants assert that the rights of an insurance company on its own initiative or on instructions from a state insurance regulator to disregard the voting instructions of owners of Variable Contracts is not inconsistent with either mixed funding or shared funding. Applicants state that The National Association of Insurance Commissioners Variable Life Insurance Model Regulation (the "NAIC Model Regulation") suggests that it is unlikely that insurance regulators would find an underlying fund's investment policy, investment adviser or principal underwriter objectionable for one type of Variable Contract but not another type.

14.   Applicants assert that shared funding by unaffiliated insurance companies does not present any issues that do not already exist where a single insurance company is licensed to do business in several or all states. A particular state insurance regulator could require action that

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is inconsistent with the requirements of other states in which the insurance company offers its contracts. However, the fact that different insurers may be domiciled in different states does not create a significantly different or enlarged problem. Shared funding by unaffiliated insurers, in this respect, is no different than the use of the same investment company as the funding vehicle for affiliated insurers, which Rules 6e-2(b)(15) and 6e-3(T)(b)(15) permit. Affiliated insurers may be domiciled in different states and be subject to differing state law requirements. Affiliation does not reduce the potential, if any exists, for differences in state regulatory requirements. Applicants state that in any event, the conditions set forth below are designed to safeguard against, and provide procedures for resolving, any adverse effects that differences among state regulatory requirements may produce. If a particular state insurance regulator's decision conflicts with the majority of other state regulators, then the affected Participating Insurance Company will be required to withdraw its separate account investments in the relevant Fund. This requirement will be provided for in the participation agreement that will be entered into by Participating Insurance Companies with the relevant Fund.

15. Rules 6e-2(b)(15) and 6e-3(T)(b)(15) give Participating Insurance Companies the right to disregard the voting instructions of VLI Contract owners in certain circumstances. This right derives from the authority of state insurance regulators over Separate Accounts. Under Rules 6e-2(b)(15) and 6e-3(T)(b)(15), a Participating Insurance Company may disregard VLI Contract owner voting instructions only with respect to certain specified items. Affiliation does not eliminate the potential, if any exists, for divergent judgments as to the advisability or legality of a change in investment policies, principal underwriter or investment adviser initiated by such Contract owners. The potential for disagreement is limited by the requirements in Rules 6e-2 and 6e-3(T) that the Participating Insurance Company's disregard of voting instructions be

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reasonable and based on specific good faith determinations.

16.   A particular Participating Insurance Company's disregard of voting instructions, nevertheless, could conflict with the voting instructions of a majority of VLI Contract owners. The Participating Insurance Company's action possibly could be different than the determination of all or some of the other Participating Insurance Companies (including affiliated insurers) that the voting instructions of VLI Contract owners should prevail, and either could preclude a majority vote approving the change or could represent a minority view. If the Participating Insurance Company's judgment represents a minority position or would preclude a majority vote, then the Participating Insurance Company may be required, at the relevant Fund's election, to withdraw its Separate Accounts' investments in the relevant Fund. No charge or penalty will be imposed as a result of such withdrawal. This requirement will be provided for in the participation agreement entered into by the Participating Insurance Companies with the relevant Fund.

17.   Applicants assert there is no reason why the investment policies of a Fund would or should be materially different from what these policies would or should be if the Fund supported only VA Accounts or VLI Accounts supporting flexible premium or scheduled premium VLI Contracts. Each type of insurance contract is designed as a long-term investment program.

18.   Each Fund will be managed to attempt to achieve its specified investment objective, and not favor or disfavor any particular Participating Insurance Company or type of insurance contract. Applicants assert there is no reason to believe that different features of various types of Variable Contracts will lead to different investment policies for each or for different Separate Accounts. The sale of Variable Contracts and ultimate success of all Separate

Accounts depends, at least in part, on satisfactory investment performance, which provides an incentive for each Participating Insurance Company to seek optimal investment performance.

19. Furthermore, no single investment strategy can be identified as appropriate to a particular Variable Contract. Each "pool" of VLI Contract and VA Contract owners is composed of individuals of diverse financial status, age, insurance needs and investment goals. A Fund supporting even one type of Variable Contract must accommodate these diverse factors in order to attract and retain purchasers. Permitting mixed and shared funding will provide economic support for the continuation of the Funds. Applicants state further that mixed and shared funding will broaden the base of potential Variable Contract owner investors, which may facilitate the establishment of additional Funds serving diverse goals.

20. Applicants do not believe that the sale of the shares to Qualified Plans, Advisers or General Accounts will increase the potential for material irreconcilable conflicts of interest between or among different types of investors. In particular, Applicants see very little potential for such conflicts beyond those that would otherwise exist between owners of VLI Contracts and VA Contracts. Applicants submit that either there are no conflicts of interest or that there exists the ability by the affected parties to resolve such conflicts consistent with the best interests of VLI Contract owners, VA Contract owners and Qualified Plan participants.

21. Applicants state they considered whether there are any issues raised under the Code, Treasury Regulations, or Revenue Rulings thereunder, if Qualified Plans, Separate Accounts, Advisers and General Accounts all invest in the same Fund. Applicants have concluded that neither the Code, nor the Treasury Regulations nor Revenue Rulings thereunder present any inherent conflicts of interest if Qualified Plans, Advisers, General Accounts, and Separate Accounts all invest in the same Fund.

22.   Applicants note that, while there are differences in the manner in which distributions from separate accounts and Qualified Plans are taxed, these differences have no impact on the Funds. When distributions are to be made, and a separate account or Qualified Plan is unable to net purchase payments to make distributions, the separate account or Qualified Plan will redeem shares of the relevant Fund at its net asset values in conformity with Rule 22c-1 under the 1940 Act (without the imposition of any sales charge) to provide proceeds to meet distribution needs. A Participating Insurance Company will then make distributions in accordance with the terms of its Variable Contracts, and a Qualified Plan will then make distributions in accordance with the terms of the Qualified Plan.

23.   Applicants state that they considered whether it is possible to provide an equitable means of giving voting rights to Variable Contract owners, Qualified Plans, Advisers and General Accounts. In connection with any meeting of Fund shareholders, the Fund or its transfer agent will inform each Participating Insurance Company (with respect to its Separate Accounts and General Account), Adviser, and Qualified Plan of its share holdings and provide other information necessary for such shareholders to participate in the meeting (e.g., proxy materials). Each Participating Insurance Company then will solicit voting instructions from owners of VLI Contracts and VA Contracts in accordance with Rules 6e-2 or 6e-3(T), or Section 12(d)(1)(E)(iii)(aa) of the 1940 Act, as applicable, and its participation agreement with the relevant Fund. Shares of a Fund that are held by an Adviser or a General Account will generally be in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights. However, an Adviser or General Account will vote its shares in such other manner as may be required by the Commission or its staff. Shares held by Qualified Plans will be voted in accordance with applicable law. The voting rights provided to Qualified Plans with respect to

the shares would be no different from the voting rights that are provided to Qualified Plans with respect to shares of mutual funds sold to the general public. Furthermore, if a material irreconcilable conflict arises because of a Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the relevant Fund, to withdraw its investment in the Fund, and no charge or penalty will be imposed as a result of such withdrawal.

24.   Applicants do not believe that the ability of a Fund to sell its shares to a Qualified Plan, Adviser or General Account gives rise to a "senior security" as defined by Section 18(g) of the 1940 Act. Regardless of the rights and benefits of participants under Qualified Plans or owners of Variable Contracts; Separate Accounts, Qualified Plans, Advisers and General Accounts only have, or will only have, rights with respect to their respective shares of a Fund. These parties can only redeem such shares at net asset value. No shareholder of a Fund has any preference over any other shareholder with respect to distribution of assets or payment of dividends.

25.   Applicants do not believe that the veto power of state insurance commissioners over certain potential changes to Fund investment objectives approved by Variable Contract owners creates conflicts between the interests of such owners and the interests of Qualified Plan participants, Advisers or General Accounts. Applicants note that a basic premise of corporate democracy and shareholder voting is that not all shareholders may agree with a particular proposal. Their interests and opinions may differ, but this does not mean that inherent conflicts of interest exist between or among such shareholders or that occasional conflicts of interest that do occur between or among them are likely to be irreconcilable.

26.   Although Participating Insurance Companies may have to overcome regulatory impediments in redeeming shares of a Fund held by their Separate Accounts, Applicants state that the Qualified Plans and participants in participant-directed Qualified Plans can make decisions quickly and redeem their shares in a Fund and reinvest in another investment company or other funding vehicle without impediments, or as is the case with most Qualified Plans, hold cash pending suitable investment. As a result, conflicts between the interests of Variable Contract owners and the interests of Qualified Plans and Qualified Plan participants can usually be resolved quickly since the Qualified Plans can, on their own, redeem their Fund shares. Advisers and General accounts can similarly redeem their shares of a Fund and make alternative investments at any time.

27.   Finally, Applicants considered whether there is a potential for future conflicts of interest between Participating Insurance Companies and Qualified Plans created by future changes in the tax laws. Applicants do not see any greater potential for material irreconcilable conflicts arising between the interests of Variable Contract owners and Qualified Plan participants from future changes in the federal tax laws than that which already exists between VLI Contract owners and VA Contract owners.

28.   Applicants recognize that the foregoing is not an all-inclusive list, but rather is representative of issues that they believe are relevant to the Application. Applicants believe that the sale of Fund shares to Qualified Plans would not increase the risk of material irreconcilable conflicts between the interests of Qualified Plan participants and Variable Contract owners or other investors. Further, Applicants submit that the use of the Funds with respect to Qualified Plans is not substantially dissimilar from each Fund's current and anticipated use, in that Qualified Plans, like separate accounts, are generally long-term investors.

29.   Applicants assert that permitting a Fund to sell its shares to an Adviser or to the General Account of a Participating Insurance Company will enhance management of each Fund without raising significant concerns regarding material irreconcilable conflicts among different types of investors.

30.   Applicants assert that various factors have limited the number of insurance companies that offer Variable Contracts. These factors include the costs of organizing and operating a funding vehicle, certain insurers' lack of experience with respect to investment management, and the lack of name recognition by the public of certain insurance companies as investment experts. In particular, some smaller life insurance companies may not find it economically feasible, or within their investment or administrative expertise, to enter the Variable Contract business on their own. Applicants state that use of a Fund as a common investment vehicle for Variable Contracts would reduce or eliminate these concerns. Mixed and shared funding should also provide several benefits to owners of Variable Contracts by eliminating a significant portion of the costs of establishing and administering separate underlying funds.

31.   Applicants state that the Participating Insurance Companies will benefit not only from the investment and administrative expertise of the Funds' Adviser, but also from the potential cost efficiencies and investment flexibility afforded by larger pools of funds. Therefore, making the Funds available for mixed and shared funding will encourage more insurance companies to offer Variable Contracts. This should result in increased competition with respect to both Variable Contract design and pricing, which can in turn be expected to result in more product variety. Applicants also assert that sale of shares in a Fund to Qualified Plans, in addition to Separate Accounts, will result in an increased amount of assets available for investment in a

Fund.

32.   Applicants also submit that, regardless of the type of shareholder in a Fund, an Adviser is or would be contractually and otherwise obligated to manage the Fund solely and exclusively in accordance with the Fund's investment objectives, policies and restrictions, as well as any guidelines established by the Fund's Board of Trustees (the "Board").

33.   Applicants assert that sales of Fund shares, as described above, will not have any adverse federal income tax consequences to other investors in such Fund.

34.   In addition, Applicants assert that granting the exemptions requested herein is in the public interest and, as discussed above, will not compromise the regulatory purposes of Sections 9(a), 13(a), 15(a), or 15(b) of the 1940 Act or Rules 6e-2 or 6e-3(T) thereunder.

Applicants' Conditions:

Applicants agree that the Commission order requested herein shall be subject to the following conditions:

1.   A majority of the Board of each Fund will consist of persons who are not "interested persons" of the Fund, as defined by Section 2(a)(19) of the 1940 Act, and the rules thereunder, and as modified by any applicable orders of the Commission, except that if this condition is not met by reason of death, disqualification or bona fide resignation of any director/trustee or directors/ trustees, then the operation of this condition will be suspended: (a) for a period of 90 days if the vacancy or vacancies may be filled by the Board; (b) for a period of 150 days if a vote of shareholders is required to fill the vacancy or vacancies; or (c) for such longer period as the Commission may prescribe by order upon application, or by future rule.

2.   The Board will monitor a Fund for the existence of any material irreconcilable conflict between and among the interests of the owners of all VLI Contracts and VA Contracts

and participants of all Qualified Plans investing in the Fund, and determine what action, if any, should be taken in response to such conflicts. A material irreconcilable conflict may arise for a variety of reasons, including: (a) an action by any state insurance regulatory authority; (b) a change in applicable federal or state insurance, tax, or securities laws or regulations, or a public ruling, private letter ruling, no-action or interpretive letter, or any similar action by insurance, tax or securities regulatory authorities; (c) an administrative or judicial decision in any relevant proceeding; (d) the manner in which the investments of the Fund are being managed; (e) a difference in voting instructions given by VA Contract owners, VLI Contract owners, and Qualified Plans or Qualified Plan participants; (f) a decision by a Participating Insurance Company to disregard the voting instructions of contract owners; or (g) if applicable, a decision by a Qualified Plan to disregard the voting instructions of Qualified Plan participants.

3.   Participating Insurance Companies (on their own behalf, as well as by virtue of any investment of General Account assets in a Fund), any Advisers, and any Qualified Plan that executes a participation agreement upon its becoming an owner of 10% or more of the net assets of a Fund (collectively, "Participants") will report any potential or existing conflicts to the Board. Each Participant will be responsible for assisting the Board in carrying out the Board's responsibilities under these conditions by providing the Board with all information reasonably necessary for the Board to consider any issues raised. This responsibility includes, but is not limited to, an obligation by each Participating Insurance Company to inform the Board whenever Variable Contract owner voting instructions are disregarded, and, if pass-through voting is applicable, an obligation by each trustee for a Qualified Plan to inform the Board whenever it has determined to disregard Qualified Plan participant voting instructions. The responsibility to report such information and conflicts, and to assist the Board, will be a contractual obligation of

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all Participating Insurance Companies under their participation agreement with a Fund, and these responsibilities will be carried out with a view only to the interests of the Variable Contract owners. The responsibility to report such information and conflicts, and to assist the Board, also will be contractual obligations of all Qualified Plans under their participation agreement with a Fund, and such agreements will provide that these responsibilities will be carried out with a view only to the interests of Qualified Plan participants.

4.   If it is determined by a majority of the Board, or a majority of the disinterested directors/trustees of the Board, that a material irreconcilable conflict exists, then the relevant Participant will, at its expense and to the extent reasonably practicable (as determined by a majority of the disinterested directors/trustees), take whatever steps are necessary to remedy or eliminate the material irreconcilable conflict, up to and including: (a) withdrawing the assets allocable to some or all of their VLI Accounts or VA Accounts from the relevant Fund and reinvesting such assets in a different investment vehicle, including another Fund; (b) in the case of a Participating Insurance Company, submitting the question as to whether such segregation should be implemented to a vote of all affected Variable Contract owners and, as appropriate, segregating the assets of any appropriate group (i.e., VA Contract owners or VLI Contact owners of one or more Participating Insurance Companies) that votes in favor of such segregation, or offering to the affected Variable Contract owners the option of making such a change; (c) withdrawing the assets allocable to some or all of the Qualified Plans from the affected Fund and reinvesting them in a different investment medium; and (d) establishing a new registered management investment company or managed separate account. If a material irreconcilable conflict arises because of a decision by a Participating Insurance Company to disregard Variable Contract owner voting instructions, and that decision represents a minority position or would

preclude a majority vote, then the Participating Insurance Company may be required, at the election of the Fund, to withdraw such Participating Insurance Company's Separate Account investments in a Fund, and no charge or penalty will be imposed as a result of such withdrawal. If a material irreconcilable conflict arises because of a Qualified Plan's decision to disregard Qualified Plan participant voting instructions, if applicable, and that decision represents a minority position or would preclude a majority vote, the Qualified Plan may be required, at the election of the Fund, to withdraw its investment in a Fund, and no charge or penalty will be imposed as a result of such withdrawal. The responsibility to take remedial action in the event of a Board determination of a material irreconcilable conflict and to bear the cost of such remedial action will be a contractual obligation of all Participants under their participation agreement with a Fund, and these responsibilities will be carried out with a view only to the interests of Variable Contract owners or, as applicable, Qualified Plan participants.

For purposes of this Condition 4, a majority of the disinterested directors/trustees of the Board of a Fund will determine whether or not any proposed action adequately remedies any material irreconcilable conflict, but, in no event, will the Fund or its investment adviser be required to establish a new funding vehicle for any Variable Contract or Qualified Plan. No Participating Insurance Company will be required by this Condition 4 to establish a new funding vehicle for any Variable Contract if any offer to do so has been declined by vote of a majority of the Variable Contract owners materially and adversely affected by the material irreconcilable conflict. Further, no Qualified Plan will be required by this Condition 4 to establish a new funding vehicle for the Qualified Plan if: (a) a majority of the Qualified Plan participants materially and adversely affected by the irreconcilable material conflict vote to decline such offer, or (b) pursuant to documents governing the Qualified Plan, the Qualified Plan trustee

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makes such decision without a Qualified Plan participant vote.

5.   The determination by the Board of the existence of a material irreconcilable conflict and its implications will be made known in writing promptly to all Participants.

6.   Participating Insurance Companies will provide pass-through voting privileges to all Variable Contract owners whose Variable Contracts are issued through registered Separate Accounts for as long as the Commission continues to interpret the 1940 Act as requiring such pass-through voting privileges. However, as to Variable Contracts issued through Separate Accounts not registered as investment companies under the 1940 Act, pass-through voting privileges will be extended to owners of such Variable Contracts to the extent granted by the Participating Insurance Company. Accordingly, such Participating Insurance Companies, where applicable, will vote the shares of each Fund held in their Separate Accounts in a manner consistent with voting instructions timely received from Variable Contract owners. Participating Insurance Companies will be responsible for assuring that each of their Separate Accounts investing in a Fund calculates voting privileges in a manner consistent with all other Participating Insurance Companies investing in that Fund.

The obligation to calculate voting privileges as provided in the Application shall be a contractual obligation of all Participating Insurance Companies under their participation agreement with the Fund. Each Participating Insurance Company will vote shares of each Fund held in its Separate Accounts for which no timely voting instructions are received, as well as shares held in its General Account or otherwise attributed to it, in the same proportion as those shares for which voting instructions are received. Each Qualified Plan will vote as required by applicable law, governing Qualified Plan documents and as provided in the Application.

7.   As long as the Commission continues to interpret the 1940 Act as requiring that

pass-through voting privileges be provided to Variable Contract owners, a Fund Adviser or any General Account will vote its respective shares of a Fund in the same proportion as all votes cast on behalf of all Variable Contract owners having voting rights; provided, however, that such an Adviser or General Account shall vote its shares in such other manner as may be required by the Commission or its staff.

8.   Each Fund will comply with all provisions of the 1940 Act requiring voting by shareholders (which, for these purposes, shall be the persons having a voting interest in its shares), and, in particular, the Fund will either provide for annual meetings (except to the extent that the Commission may interpret Section 16 of the 1940 Act not to require such meetings) or comply with Section 16(c) of the 1940 Act (although each Fund is not, or will not be, one of those trusts of the type described in Section 16(c) of the 1940 Act), as well as with Section 16(a) of the 1940 Act and, if and when applicable, Section 16(b) of the 1940 Act. Further, each Fund will act in accordance with the Commission's interpretations of the requirements of Section 16(a) with respect to periodic elections of directors/trustees and with whatever rules the Commission may promulgate thereunder.

9.   A Fund will make its shares available to the VLI Accounts, VA Accounts, and Qualified Plans at or about the time it accepts any seed capital from its Adviser or from the General Account of a Participating Insurance Company.

10.   Each Fund has notified, or will notify, all Participants that disclosure regarding potential risks of mixed and shared funding may be appropriate in VA Account and VLI Account prospectuses or Qualified Plan documents. Each Fund will disclose, in its prospectus that: (a) shares of the Fund may be offered to both VA Accounts and VLI Accounts and, if applicable, to Qualified Plans; (b) due to differences in tax treatment and other considerations, the interests of

various Variable Contract owners participating in the Fund and the interests of Qualified Plan participants investing in the Fund, if applicable, may conflict; and (c) the Fund's Board will monitor events in order to identify the existence of any material irreconcilable conflicts and to determine what action, if any, should be taken in response to any such conflicts.

11.   If and to the extent Rule 6e-2 and Rule 6e-3(T) under the 1940 Act are amended, or proposed Rule 6e-3 under the 1940 Act is adopted, to provide exemptive relief from any provision of the 1940 Act, or the rules thereunder, with respect to mixed or shared funding, on terms and conditions materially different from any exemptions granted in the order requested in the Application, then each Fund and/or Participating Insurance Companies, as appropriate, shall take such steps as may be necessary to comply with Rules 6e-2 or 6e-3(T), as amended, or Rule 6e-3, to the extent such rules are applicable.

12.   Each Participant, at least annually, shall submit to the Board of each Fund such reports, materials or data as the Board reasonably may request so that the directors/trustees may fully carry out the obligations imposed upon the Board by the conditions contained in the Application. Such reports, materials and data shall be submitted more frequently if deemed appropriate by the Board. The obligations of the Participants to provide these reports, materials and data to the Board, when it so reasonably requests, shall be a contractual obligation of all Participants under their participation agreement with the Fund.

13.   All reports of potential or existing conflicts received by a Board, and all Board action with regard to determining the existence of a conflict, notifying Participants of a conflict and determining whether any proposed action adequately remedies a conflict, will be properly recorded in the minutes of the Board or other appropriate records, and such minutes or other records shall be made available to the Commission upon request.

14.   Each Fund will not accept a purchase order from a Qualified Plan if such purchase would make the Qualified Plan an owner of 10 percent or more of the assets of a Fund unless the Qualified Plan executes an agreement with the Fund governing participation in the Fund that includes the conditions set forth herein to the extent applicable. A Qualified Plan will execute an application containing an acknowledgement of this condition at the time of its initial purchase of shares.

Conclusion:

Applicants submit, for all of the reasons explained above, that the exemptions requested are appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Robert W. Errett
Deputy Secretary